As filed with the Securities and Exchange Commission on March 6, 2002
                                                      Registration No. 333-83108
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                          AMENDMENT NO. 2 TO FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933



                   LABORATORY CORPORATION OF AMERICA HOLDINGS
             (Exact Name of Registrant as Specified in Its Charter)

           Delaware                     358 South Main Street                     13-3757370
(State or other jurisdiction of    Burlington, North Carolina 27215            (I.R.S. Employer
incorporation or organization)              (336) 229-1127                  Identification Number)
                                  (Address, including zip code, and
                                  telephone number, including area code,
                                   of Registrant's principal executive
                                               offices)

                               Bradford T. Smith
                           Executive Vice President,
                       Chief Legal Counsel and Secretary
                   Laboratory Corporation of America Holdings
                             358 South Main Street
                        Burlington, North Carolina 27215
                                 (336) 229-1127
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:

  Deanna L. Kirkpatrick                           Allison R. Schneirov
  Davis Polk & Wardwell                              Mark C. Smith
  450 Lexington Avenue                  Skadden, Arps, Slate, Meagher & Flom LLP
New York, New York 10017                           Four Times Square
     (212) 450-4000                             New York, New York 10036
                                                     (212) 735-3000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED MARCH 6, 2002



                                7,000,000 Shares

                   Laboratory Corporation of America Holdings

                                  Common Stock

                            -----------------------


     The shares of our common stock are being sold by the selling stockholder. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholder.


     Our common stock is listed on The New York Stock Exchange under the symbol "LH." The last reported sale price on March 5, 2002 was $84.90 per share.


     The underwriters have an option to purchase a maximum of 700,000 additional shares of our common stock from the selling stockholder to cover over-allotments of shares.

                                       Underwriting        Proceeds to
                      Price to         Discounts and         Selling
                       Public           Commissions        Stockholder
                      --------         -------------       -----------
Per Share............ $                $                   $
Total................ $                $                   $

     Delivery of the shares of our common stock will be made on or about March , 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


   Credit Suisse First Boston                                  UBS Warburg

Banc of America Securities LLC                         Deutsche Banc Alex. Brown

Merrill Lynch & Co.                                   U.S. Bancorp Piper Jaffray



                 The date of this prospectus is March   , 2002

                            -----------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                           -----


PROSPECTUS SUMMARY.............................................................1
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS..............................7
PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY...............................8
USE OF PROCEEDS................................................................8
SELLING STOCKHOLDER............................................................9
UNDERWRITING..................................................................10
NOTICE TO CANADIAN RESIDENTS..................................................13
LEGAL MATTERS.................................................................14
EXPERTS.......................................................................14
WHERE YOU CAN FIND MORE INFORMATION...........................................15


                            -----------------------


     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision.

                                    LabCorp

     We are the second largest independent clinical laboratory company in the United States, based on 2001 net revenues. Through a national network of laboratories, we offer more than 4,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. We have developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as HIV genotyping and phenotyping, diagnostic genetics, clinical research trials and oncology testing.

     Since our founding in 1971, we have grown into a network of 24 primary laboratories and approximately 1,200 service sites, consisting of branches, patient service centers and STAT laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately. With over 19,000 employees, we processed tests on more than 281,000 patient specimens daily in 2001 and provided clinical laboratory testing services to clients in 50 states. Our clients include physicians, hospitals, HMOs and other managed care organizations, governmental agencies, large employers, and other independent clinical laboratories that do not have the breadth of our testing capabilities. Several hundred of our 4,000 tests are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment, or to search for an otherwise undiagnosed condition. The most frequently requested of these routine tests include blood chemistry analyses, urinalyses, blood cell counts, pap smears and HIV tests. We perform this core group of routine tests, which constitutes a majority of the testing conducted, in each of our major laboratories using sophisticated and computerized instruments, with most results reported within 24 hours.

     We continually seek new and improved technologies for early diagnosis. For example, our Center for Molecular Biology and Pathology is a leader in molecular diagnostics and polymerase chain reaction, or PCR, technologies which are often able to provide earlier and more reliable information regarding HIV, genetic diseases, cancer and many other viral and bacterial diseases. We believe these technologies may represent a significant savings to managed care organizations by increasing the detection of early stage (treatable) diseases. In June 2001, we acquired Viro-Med Inc., a national leader in high-end virologic infectious disease testing, based in Minneapolis, Minnesota. With its centralized location, proprietary molecular technologies and state-of-the-art facility, Viro-Med provides significant, additional capacity to support the continued expansion of our esoteric and genomic testing business. In April 2001, we acquired Path Lab Holdings, a regional esoteric lab company serving the New England area. We believe this acquisition will leverage our expertise in the area of esoteric testing and will enable us to expand our presence in New England. In August 2000, we acquired Los Angeles-based National Genetics Institute, Inc., a leader in the development of PCR assays for Hepatitis C. As part of our strategic approach, we plan to continue to evaluate appropriate acquisition candidates.

     One of our primary growth strategies is the continued expansion of our specialty and niche businesses. In general, the specialty and niche businesses are designed to serve two market segments: (1) markets which are not served by the routine clinical testing laboratory and therefore are often subject to less stringent regulatory and reimbursement constraints; and (2) markets which are served by the routine testing laboratory and offer the possibility of adding related services from the same supplier.

     Another of our primary growth strategies is to develop an increasing number of hospital and other provider alliances. These alliances can take several different forms, including laboratory technical support (management) contracts, reference agreements and cooperative testing arrangements. We have and will continue to focus on developing cooperative testing relationships that capitalize on hospitals' ability to perform rapid response testing and our ability to provide high quality routine and esoteric testing.

     Our principal executive office is located at 358 South Main Street, Burlington, North Carolina 27215 and our telephone number at that location is
(336) 229-1127. Our website is located at www.labcorp.com. The information contained on our website is not part of this prospectus.

                            Relationship With Roche

Stockholder Agreement


     In 1995, we and affiliates of the selling stockholder entered into a stockholder agreement. The stockholder agreement contains certain provisions relating to (1) our governance, including, but not limited to, the composition of our board of directors, (2) the issuance, sale and transfer of our equity securities by us and by the selling stockholder, and (3) registration rights we granted to the selling stockholder and its affiliates with respect to our equity securities. Except as described below, all of the selling stockholder's rights with respect to the stockholder agreement will terminate as a result of this offering which will cause the selling stockholder's ownership interest in our common stock to fall to approximately 5.23% (approximately 4.24% if the underwriters' over-allotment option is exercised in full). For a description of certain third-party contractual obligations of the selling stockholder regarding the shares of our common stock it will own after the offering, see "Selling Stockholder" below.


     The selling stockholder currently has the right to designate one director for nomination to the board of directors. Following the offering, it will no longer have the right to designate a director. Currently, the board of directors is comprised of seven members.

     Following the offering, the selling stockholder will continue to have demand registration rights and the benefit of various covenants given by us with respect to transfers made by the selling stockholder under Rule 144A of the Securities Act.

                              Recent Developments

Stockholder Rights Plan

     We adopted a stockholder rights plan effective as of December 13, 2001 pursuant to which each common stockholder of record on December 21, 2001 received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from us one one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of $400. These rights will become exercisable and will detach from our common stock if any person becomes the beneficial owner of 15% or more of our common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of our common stock having a value of twice the initial purchase price. If, following an acquisition of 15% or more of our common stock, we are involved in certain mergers or other business combinations, or sell or transfer more than 50% of our assets or earning power, each right will entitle the holder to purchase, for the initial purchase price, common stock of the other party to the transaction having a value of twice the initial purchase price.

     At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of our common stock, we may exchange all or part of the rights for shares of our common stock at an exchange ratio of one share of common stock per right. We may redeem the rights at a price of $0.001 per right at any time prior to the time that a person becomes the beneficial owner of 15% or more of our common stock. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

     The shares offered hereby include preferred stock purchase rights.

Financial Results for 2001

     On February 13, 2002, we announced results for the year ended December 31, 2001. For the twelve-month period ended December 31, 2001, we generated net sales of $2,199.8 million, operating income of $367.6 million, net earnings before extraordinary loss of $182.7 million and net earnings of $179.5 million. For the same period in 2000, we reported net sales of $1,919.3 million, operating income of $245.6 million and net earnings of $112.1 million. The revenue increase of 14.6 percent consists of increases of approximately 8.6 percent in volume and 6.0 percent in price. Diluted earnings per common share before extraordinary loss were $2.59, compared to $1.61 in the 2000 period.

                                                        Year Ended December 31,
                                                        -----------------------
                                                           2000          2001
                                                        ---------     ---------
                                                         (dollars in millions,
                                                              except per
                                                             share amounts)
                                                              (unaudited)
Statement of Operations Data:
   Net sales............................................$ 1,919.3     $ 2,199.8
   Cost of sales........................................  1,152.7       1,274.2
   Selling, general and administrative .................    483.0         516.5
   Amortization of intangibles and other assets ........     33.5          41.5
   Restructuring charge.................................      4.5             -
                                                        ---------     ---------
   Operating income.....................................    245.6         367.6
                                                        ---------     ---------
   Other income (expense)...............................      0.5           0.6
   Termination of interest rate swap agreement..........        -          (8.9)
   Interest expense.....................................    (38.5)        (27.0)
                                                        ---------     ---------
   Earnings before income taxes and extraordinary loss..    207.6         332.3
   Provision for income taxes...........................    (95.5)       (149.6)
                                                        ---------     ---------
   Earnings before extraordinary loss...................    112.1         182.7
   Extraordinary loss, net of tax benefit...............        -          (3.2)
                                                        ---------     ---------
   Earnings after extraordinary loss....................    112.1         179.5
   Less preferred stock dividends and accretion
      of mandatorily redeemable preferred stock.........     34.6             -
                                                        ---------     ---------
   Net earnings attributable to common shareholders.....$    77.5     $   179.5
                                                        =========     =========
   Diluted earnings per share before extraordinary loss.$    1.61     $    2.59
   Extraordinary loss, net of tax benefit...............        -         (0.05)
                                                        ---------     ---------
   Diluted earnings per share...........................$    1.61     $    2.54
                                                        =========     =========
   Weighted-average shares outstanding - diluted........     48.2          70.5
                                                        =========     =========

                                                                 As of
                                                           December 31, 2001
                                                           -----------------
                                                              (unaudited)
Balance Sheet Data:
   Cash and cash equivalents.................................  $   149.2
   Accounts receivables, net.................................      365.5
   Property, plant & equipment...............................      309.3
   Intangible assets, net....................................      968.5
   Other assets..............................................      137.1
                                                               ---------
                                                               $ 1,929.6
                                                               =========
   Total bank debt...........................................  $       -
   Zero coupon - subordinated notes..........................      502.8
   Other liabilities.........................................      341.4
   Shareholders' equity......................................    1,085.4
                                                               ---------
                                                               $ 1,929.6
                                                               =========

Credit Facilities

     On February 20, 2002, we entered into $300 million of new senior credit facilities with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions. The new facilities consist of a 364-day revolving credit facility in the principal amount of $100 million and a three-year revolving credit facility in the principal amount of $200 million. The new facilities will be used for general corporate purposes, including working capital, capital expenditures, funding of share repurchases and other payments and acquisitions. Our previous credit agreement, under which no loans were outstanding, was terminated upon the closing of the new facilities.

     The terms of the new facilities include financial covenants governing total leverage and interest coverage as well as negative covenants limiting restricted payments, subsidiary indebtedness and certain other items customary for investment grade-rated borrowers. The facility fee and interest rate on the new facilities are based on our senior credit rating as determined by Standard & Poor's, which rating was recently upgraded to BBB+ from BBB.

                                  The Offering

Common Stock offered...  7,000,000 shares (7,700,000 shares if the underwriters'
                         over-allotment option is exercised in full)

Use of proceeds........  We will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholder.

NYSE symbol............  LH

                   Summary Consolidated Financial Information

     The selected consolidated financial data presented below (1) for each of the three years in the period ended December 31, 2000 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants and (2) as of September 30, 2001 and for the nine-month periods ended September 30, 2000 and 2001 are derived from our unaudited condensed consolidated financial statements. You should read this table along with our annual report on Form 10-K for our fiscal year ended December 31, 2000, and our quarterly report on Form 10-Q for the nine months ended September 30, 2001. Our unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for the relevant periods and, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements. Results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results of operations for the full year.


                                                                                              Nine Months
                                                      Year Ended December 31,             Ended September 30,
                                                -----------------------------------     ----------------------
                                                   1998         1999         2000          2000         2001
                                                ---------    ---------    ---------     ---------    ---------
                                                           (dollars in millions, except per share amounts)
                                                                                                  (unaudited)

Statement of Operations Data:
   Net sales................................... $ 1,612.6    $ 1,698.7    $ 1,919.3     $ 1,433.3    $ 1,636.0
   Gross profit................................     563.4        629.1        766.6         581.5        700.5
   Operating income ...........................     127.6        149.7        245.6(a)      198.0        290.2
   Net earnings ...............................      68.8         65.4        112.1          91.2        138.7(b)
   Net earnings attributable to common
      shareholders.............................      24.4         15.0         77.5          56.6        138.7
   Basic earnings per common share (c)......... $    0.98    $    0.59    $    1.65     $    1.43    $    2.00
   Diluted earnings per common share (c)....... $    0.98    $    0.58    $    1.61     $    1.33    $    1.97
Other Financial Data:
   Cash flows provided by operating activities. $   125.1    $   180.5    $   246.7     $   177.6    $   252.4
   Cash flows used for investing activities....     (68.6)       (77.0)      (150.0)       (127.4)      (193.3)
   Cash flows used for financing activities....     (57.1)       (85.8)       (87.9)        (74.7)       (51.8)


                                                                                                As of
                                                                                             September 30,
                                                                                                 2001
                                                                                             -------------
                                                                                              (unaudited)
Consolidated Balance Sheet Data:
   Cash and cash equivalents.........................................................          $    55.5
   Total assets......................................................................            1,820.3
   Total debt........................................................................              437.1
   Total shareholders' equity........................................................            1,036.5
-------------------
(a)  In the fourth quarter of 2000, we recorded a $4.5 million restructuring charge relating to the closing of our Memphis drug testing facility.


(b) In the third quarter of 2001, we recorded an extraordinary loss of $3.2 million (net of tax benefit) relating to the write-off of unamortized bank fees associated with our term debt, which was repaid in September 2001. In the same quarter, we recorded a one-time charge of $8.9 million relating to a payment made to terminate an interest rate swap agreement tied to our term loan.

(c)  In May 2000, our stockholders approved a 1-for-10 reverse stock split. In
     May 2001, our stockholders approved a 2-for-1 stock split which was paid in the form of a stock dividend on June 11, 2001. As a result, basic and diluted earnings per common share have been restated to reflect the reverse stock split and the 2-for-1 stock split.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made or incorporated by reference in this prospectus forward looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward looking statements can be identified by the use of forward looking words such as "believe", "expect", "may", "will", "should", "seek", "approximately", "intend", "plan", "estimate" or "anticipate" or the negative of those words or other comparable terminology. These forward looking statements are subject to various risks and uncertainties. Actual events or results may differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere or incorporated by reference in this prospectus, including:

     o future changes in federal, state, local and third-party payor regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing;

     o adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs;

     o loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid or other federal, state or local agencies;


     o failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act which may result in penalties and loss of licensure;

     o    increased competition, including price competition;


     o changes in payor mix, including an increase in capitated managed-cost health care;

     o our failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;

     o our failure to integrate newly acquired businesses and the cost related to this integration;

     o    adverse results in litigation matters;

     o our ability to attract and retain experienced and qualified personnel; and

     o    failure to maintain our days sales outstanding levels.

     We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     Our common stock trades on The New York Stock Exchange under the symbol
"LH."

     The following table sets forth for the calendar periods indicated the high and low intraday sales prices for our common stock reported on the NYSE Composite Tape:

                                                   High         Low
                                                ---------    ---------
2000
1st Quarter.....................................$   23.44    $   15.63
2nd Quarter.....................................    40.50        19.69
3rd Quarter.....................................    66.25        38.13
4th Quarter.....................................    91.50        54.13

2001
1st Quarter.....................................$   87.50    $   49.75
2nd Quarter.....................................    82.50        56.45
3rd Quarter.....................................    91.35        66.84
4th Quarter.....................................    90.00        73.00


2002
1st Quarter (through March 5, 2002).............$   88.80    $    76.30

     The last reported sale price on The New York Stock Exchange for our common stock was $84.90 per share on March 5, 2002.


     In May 2000, our stockholders approved a 1-for-10 reverse stock split. In May 2001, our stockholders approved a 2-for-1 stock split which was paid in the form of a stock dividend on June 11, 2001. The above reported sales prices reflect such reverse stock split and 2-for-1 stock split.

     In order to increase our flexibility with respect to our acquisition strategy, it is currently our policy not to pay dividends on our common stock. In addition, our revolving credit facilities place certain limits on the payment of dividends.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholder.

                              SELLING STOCKHOLDER


     The selling stockholder intends to dispose of the shares of our common stock as described under the caption "Underwriting" below. As of March 4, 2002, Roche Holdings, Inc. owned 10,705,074 shares of our common stock (approximately 15.11% of our common stock outstanding). Following the offering, its ownership of our common stock will be approximately 5.23% (approximately 4.24% if the over-allotment option is exercised in full).


     The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholder, and as adjusted to give effect to the sale of the shares of our common stock covered by this prospectus.


                                                                       Shares Beneficially Owned
                                    Shares                                  After Offering (1)
                                 Beneficially                          -------------------------
                                Owned Prior to   Number of Shares      Number of
Name of Selling Stockholder        Offering      Being Offered (1)     Shares (2)        Percent
---------------------------     --------------   -----------------     ----------        -------
Roche Holdings, Inc.
One Commerce Center               10,705,074        7,000,000          3,705,074           5.23%
Suite 1050
Wilmington, Delaware 19801

-------------------
(1) Does not include the over-allotment shares. If the underwriters exercise their over-allotment option in full, the selling stockholder will beneficially own 3,005,074 shares of our common stock or approximately 4.24% after the offering.


(2) Of these remaining shares owned by the selling stockholder, 3,005,074 shares are subject to certain third-party call options granted between November 2001 and January 2002. These call options permit an option holder to purchase our shares from the selling stockholder immediately prior to the expiration of these call options on specified dates between June 21, 2002 and November 15, 2002. If these call options are exercised in full and the underwriters' over-allotment option is also exercised in full, then the selling stockholder will no longer own any shares of our common stock as of November 15, 2002.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting agreement dated March , 2002, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, UBS Warburg LLC, Banc of America Securities LLC, Deutsche Banc Alex. Brown Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of our common stock:



                                                                        Number
Underwriting                                                           of Shares
------------                                                           ---------
Credit Suisse First Boston Corporation...............................
UBS Warburg LLC......................................................
Banc of America Securities LLC.......................................
Deutsche Banc Alex. Brown Inc........................................
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated...........................................
U.S. Bancorp Piper Jaffray Inc.......................................
                                                                      ----------
Total................................................................  7,000,000
                                                                      ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling stockholder has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 700,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price, less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

                                                                Per Share                        Total
                                                      -----------------------------  -----------------------------
                                                          Without         With          Without          With
                                                      Over-allotment Over-allotment  Over-allotment Over-allotment
                                                      -------------- --------------  -------------- --------------
Expenses payable by us................................$              $               $              $
Underwriting discounts and commissions paid by
   selling stockholder................................

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 45 days after the date of this prospectus. This agreement does not apply to (1) grants of employee stock options under the terms of our employee stock option plans in effect on the date hereof, (2) issuances of securities through the exercise of any employee stock options outstanding on the date hereof, (3) issuances of securities under our dividend reinvestment plan or (4) issuances of shares of our common stock upon any conversion of our outstanding convertible notes due 2021.

     The selling stockholder has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. However, the foregoing will not apply to the 700,000 shares of our common stock owned by the selling stockholder that are covered by the underwriters' over-allotment option, if this option is not exercised.

     We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     o Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

     o the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     o where required by law, that the purchaser is purchasing as principal and not as agent; and

     o the purchaser has reviewed the text above under the caption "Resale Restrictions."

Rights of Action - Ontario Purchasers Only

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

     All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

     Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the shares of our common stock offered hereby will be passed upon for us by Bradford T. Smith, Executive Vice President, Chief Legal Counsel and Secretary. Mr. Smith is our full-time employee and officer, and beneficially owns 164,710 shares of our common stock. Certain other legal matters will be passed upon for us and the selling stockholder by Davis Polk & Wardwell. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.


                                    EXPERTS

     The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K of Laboratory Corporation of America Holdings as of December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

 Public Reference Room    Northeast Regional Office    Midwest Regional Office
 450 Fifth Street, N.W.         233 Broadway           500 West Madison Street
       Room 1024             New York, NY 10279              Suite 1400
 Washington, D.C. 20549                                   Chicago, IL 60661

     You may obtain information on the operation of the Public Reference Room and the above regional offices by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like LabCorp, who file electronically with the SEC. The address of the site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement under the Securities Act to register the shares of our common stock offered by this prospectus. This prospectus is only part of the registration statement and does not contain all of the information in the registration statement and its exhibits because certain parts are allowed to be omitted by SEC rules. Statements in this prospectus about documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summary statements and may not contain all the information that may be important to you. For further information about us, and the shares of our common stock offered by this prospectus, you should read the registration statement, including its exhibits and the documents incorporated into it by reference.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporated by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all of the shares of our common stock offered under this prospectus are sold.

LabCorp SEC Filings (File No. 1-11353)          Period
--------------------------------------          ------
Annual Report on Form 10-K......................Fiscal year ended December 31, 2000
Quarterly Report on Form 10-Q...................Quarter ended March 31, 2001
Quarterly Report on Form 10-Q...................Quarter ended June 30, 2001
Quarterly Report on Form 10-Q...................Quarter ended September 30, 2001
Current Report on Form 8-K......................Filed February 14, 2001 containing the press release regarding results for the quarter and year ended December 31, 2000
Current Report on Form 8-K......................Filed March 26, 2001
Current Report on Form 8-K......................Filed April 23, 2001 containing the press release regarding results for the quarter ended March 31, 2001
Current Report on Form 8-K......................Filed May 1, 2001
Current Report on Form 8-K......................Filed May 11, 2001
Current Report on Form 8-K......................Filed June 4, 2001
Current Report on Form 8-K......................Filed June 12, 2001 containing the amended and restated
                                                   certificate of incorporation
Current Report on Form 8-K......................Filed July 11, 2001
Current Report on Form 8-K......................Filed July 23, 2001 containing the press release regarding results for the quarter ended June 30, 2001

Current Reports on Form 8-K.....................Filed September 5, 2001

Current Reports on Form 8-K.....................Filed September 6, 2001 and each containing the press release regarding the private placement of the LYONs
Current Report on Form 8-K......................Filed September 19, 2001



                                      15



Current Report on Form 8-K......................Filed September 21, 2001
Current Report on Form 8-K......................Filed October 22, 2001 containing the press release regarding results for the quarter ended September 30, 2001
Current Report on Form 8-K......................Filed December 4, 2001
Current Report on Form 8-K......................Filed December 6, 2001
Current Report on Form 8-K......................Filed December 13, 2001
Current Report on Form 8-K......................Filed January 16, 2002
Current Report on Form 8-K......................Filed February 13, 2002 containing the press release regarding results for the quarter and year ended December 31, 2001
Current Report on Form 8-K .....................Filed February 22, 2002
Current Report on Form 8-K......................Filed February 26, 2002
Registration Statement on Form 8-B, as amended on
   April 27, 1995...............................Filed July 1, 1994
The information required by Part III, Items 10 through
   13, of Form 10-K is incorporated by reference to our
   definitive proxy statement for our 2000 annual
   meeting of stockholders......................Filed April 25, 2001
Registration Statement on Form 8-A..............Filed December 21, 2001


     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

     You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number:

          Laboratory Corporation of America Holdings
          358 South Main Street
          Burlington, North Carolina 27215
          (336) 229-1127
          Attention: Bradford T. Smith

     Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this document.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     We are paying all of the selling stockholder's expenses related to this offering. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the shares of our common stock registered hereby. Except for the SEC registration fee and the NASD filing fee, all of these fees and expenses have been estimated.

SEC registration fee..................................................$   62,411
NASD filing fee.......................................................    30,500
Legal fees and expenses...............................................   250,000
Accounting fees and expenses..........................................    30,000
Roadshow expenses.....................................................   258,100
Miscellaneous.........................................................    18,989
                                                                      ----------
     TOTAL                                                            $  650,000
                                                                      ==========

Item 15.  Indemnification of Officers and Directors

     As authorized by Section 145 of the General Corporation Law of the State of Delaware ("Delaware Corporation Law"), each of our directors and officers may be indemnified by us against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he or she is involved by reason of the fact that he or she is or was our director or officer; provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interest; and, with respect to any criminal action or proceeding, that he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of LabCorp, the director or officer may not be indemnified in respect of any claim, issue, or matter as to which he or she shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless a court determines otherwise.

     Article FIFTH (4) of our Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of his or her fiduciary duty as director; provided, however, that this clause shall not apply to any liability of a director (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. In addition, the provisions of Article VII of our by-laws provide that it shall indemnify persons entitled to be indemnified to the fullest extent permitted by the Delaware Corporation Law.

     We maintain policies of officers' and directors' liability insurance in respect of acts or omissions of (1) our current and former officers and directors, (2) our subsidiaries and (3) "constituent" companies that have been merged with us.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit No.    Document
----------     -------

   1.1         Form of Underwriting Agreement.


   5.1         Opinion of Bradford T. Smith, Esq.

  23.1         Consent of Bradford T. Smith, Esq. (included in Exhibit 5.1).

  23.2         Consent of PricewaterhouseCoopers LLP.

  24.1         Power of Attorney.*

-----------------
* Previously filed.



Item 17.  Undertakings

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c)  The undersigned registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, State of North Carolina, on March 6, 2002.




                                      LABORATORY CORPORATION OF AMERICA HOLDINGS


                                      By: /s/ Bradford T. Smith, Esq.
                                          --------------------------------------
                                          Name:  Bradford T. Smith, Esq.
                                          Title: Executive Vice President, Chief
                                                 Legal Counsel and Secretary



     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on March 6, 2002:



         Signature                                    Title
         ---------                                    -----

             *                          Chairman of the Board, President,
---------------------------            Chief Executive Officer and Director
    Thomas P. Mac Mahon


   /s/ Bradford T. Smith                    Executive Vice President,
---------------------------             Chief Legal Counsel and Secretary
     Bradford T. Smith


             *                              Executive Vice President,
---------------------------           Chief Financial Officer and Treasurer
    Wesley R. Elingburg


             *                                       Director
---------------------------
    Jean-Luc Belingard


             *                                       Director
---------------------------
       Wendy E. Lane


             *                                       Director
---------------------------
Robert E. Mittelstaedt, Jr.

         Signature                                    Title
         ---------                                    -----

             *                                       Director
---------------------------
      James B. Powell


             *                                       Director
---------------------------
     David B. Skinner


             *                                       Director
---------------------------
     Andrew G. Wallace


* The undersigned hereby signs this Amendment No. 2 to the registration statement on Form S-3 on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney previously filed.


By: /s/ Bradford T. Smith
    ------------------------------------------
    Name:   Bradford T. Smith
    Title:  Executive Vice President,
             Chief Legal Counsel and Secretary

                                 EXHIBIT INDEX


Exhibit No.    Document
-----------    --------

    1.1        Form of Underwriting Agreement.


    5.1        Opinion of Bradford T. Smith, Esq.

   23.1        Consent of Bradford T. Smith, Esq. (included in Exhibit 5.1).

   23.2        Consent of PricewaterhouseCoopers LLP.

   24.1        Power of Attorney.*
   -----------------
   * Previously filed.